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SEC FILE NUMBER
000-26326

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	April 30, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Professional Veterinary Products, Ltd.

Full Name of Registrant

Former Name if Applicable

10077 South 134th Street

Address of Principal Executive Office (Street and Number)
Omaha, Nebraska 68138

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Additional time is needed for the registrant to gather, compile and review the information necessary to file complete and accurate financial statements and footnotes for the period ended April 30, 2010. The registrant has been working diligently to complete its financial statements and footnotes for the period ended April 30, 2010; however, without unreasonable effort or expense, the registrant is unable to finalize its preparation and review in time for it to file the Form 10-Q by the prescribed due date of June 14, 2010. The registrant will file its quarterly report on Form 10-Q as promptly as practicable, but in no event later than the fifth calendar day following the prescribed due date.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Vicky Winkler	402	829-5312
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Form 8-K dated March 19, 2010, which will be reported in Part II, Item 5 of the Form 10-Q for the period ended April 30, 2010
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant currently anticipates that its net loss for the nine months ended April 30, 2010 will be significantly greater than its net loss for the nine months ended April 30, 2009. For the nine months ended April 30, 2009, which is the corresponding period for the last fiscal year, the registrant reported total sales in the amount of $225.8 million and net loss in the amount of $2.9 million. For the nine months ended April 30, 2010, the registrant currently expects to report total sales in the approximate amount of $245.5 million, an increase of $19.7 million, and net loss in the approximate amount of $7.4 million, an increase of more than $4.4 million.
The registrant, Professional Veterinary Products, Ltd., has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 14, 2010	By:	/s/ Stephen J. Price

Stephen J. Price, President and CEO